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                                                               EXHIBIT (a)(5)(l)



                                                           FOR IMMEDIATE RELEASE

BROWN-FORMAN ANNOUNCES PRELIMINARY RESULTS OF STOCK TENDER OFFER

            LOUISVILLE, KY, MARCH 5, 2003 - Brown-Forman Corporation (NYSE: BFA,
BFB) announced today the preliminary results of its Dutch Auction tender offer to purchase the company's Class A and Class B common stock, which expired on March 4, 2003.

            A preliminary count by National City Bank, the depositary for the tender offer, indicates that approximately 498,000 shares of Class A and 11,206,000 shares of Class B stock were tendered and not withdrawn at a price at or below $73 per share. Based on these results, Brown-Forman expects to accept for purchase at $73 per share all Class A shares properly tendered in accordance with the terms and conditions of the offer. Brown-Forman expects to purchase for $70.50 per share the 7,590,607 Class B shares tendered at prices of $70.50 or less per share.

            Brown-Forman had offered to purchase up to 1,500,000 Class A shares and 6,800,000 Class B shares at prices specified by shareholders ranging from $63 to $73 per share. As detailed in the Tender Offer, the company is exercising its right to purchase up to an additional 2% of its outstanding Class B shares.

            In accordance with the terms and conditions of the offer, Brown-Forman will accept all Class B shares properly tendered by eligible odd-lot shareholders at prices of $70.50 or less per share. The preliminary proration factor will be 98% for all other Class B shares tendered. The company expects to announce the final proration factor by March 14, 2003. Any Class B shares tendered and not purchased by the company, either due to

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proration or because the shares were tendered at a price above $70.50, will be returned to shareholders.

            The determination of the actual number of shares to be purchased and the price per share are subject to verification and final confirmation by National City Bank. The final results of the offer will be announced promptly following completion of the verification process.

            Brown-Forman Corporation is a diversified producer and marketer of fine quality consumer products, including Jack Daniel's, Southern Comfort, Finlandia Vodka, Canadian Mist, Fetzer and Bolla Wines, Korbel California Champagnes, Lenox, Dansk and Gorham tableware and giftware and Hartmann Luggage.




For more information, contact, Phil Lynch, Vice President, Director of Corporate Communications and Public Relations, at 502-774-7928.

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